

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2012

Via Email
Keith R. Stewart
Chief Executive Officer
ValueVision Media, Inc.
6740 Shady Oak Road
Eden Prairie, Minnesota 55344-3433

> **Re:** **ValueVision Media, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 22, 2011**
> **File No. 000-20243**

Dear Mr. Stewart:

We have reviewed your filing and have the following comment. You should comply with this comment in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Executive Compensation, page 17

Summary Compensation Table, page 25

1. Please revise your disclosure to describe the factors that led to the material increase in Mr. Stewart's compensation in 2010 versus 2009. We note your disclosure on page 22 under "Base Salary" that Mr. Stewart elected to receive restricted stock in lieu of cash for a large portion of his base compensation in fiscal 2009, but this does not appear to explain the material increase in Mr. Stewart's compensation. See Item 402(b)(2)(ix) of Regulation S-K. Please also add footnote disclosure to your table that sets forth the amount of base compensation that Mr. Stewart received in restricted stock in lieu of cash. See Instruction 2 to Item 402(c)(2)(iii) and (iv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Chris Chase, Attorney Advisor, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Assistant Director

Cc: Teresa Dery
        General Counsel
        Via Email

        Jonathan Zimmerman
        Faegre Baker Daniels LLP
        Via Email